EXHIBIT 99.39

Fortuna reports 30% increase in silver production in Q1 2010

April 12, 2010: Fortuna Silver Mines Inc. (TSX: FVI / Lima Stock Exchange: FVI) – is pleased to announce its production figures for first quarter 2010.

First Quarter Highlights

•	Record silver production of 479,821 ounces; 30% increase over Q1 2009
•	Zinc production of 6,868,811 pounds; 1% decrease over Q1 2009
•	Lead production of 5,920,140 pounds; 1.5% increase over Q1 2009
•	Copper production of 295,854 pounds; 213% increase over Q4 2009

Q1 2010 record silver production is due to to improved grades in production stopes with respect to the mine plan and contribution of development material from the new high grade discovery made in the upper levels of the Caylloma vein.  Exploration drilling of this discovery is ongoing concurrent with stope preparation for production.  The Company is prioritizing the definition of resources in this new area to incorporate them into the mine plan this year. This is the first full quarter of commercial operation for the copper circuit with a production of 295,854 pounds of Cu in concentrate.

Operating Highlights

	Q1 - 2010	Q4 – 2009	Q1 - 2009

Processed ore (t)	101,503	97,989	91,449

Head grade
Ag (g/t)	167.23	165.05	147.81
Zn (%)	3.44	3.42	3.83
Pb (%)	2.87	3.14	3.11
Cu (%)	0.25	0.24	0.23

Recovery(%)
Ag (1)	88	86	85
Zn	89	89	90
Pb	92	93	93
Cu	53	--	--

	Q1 - 2010	Q4 – 2009	Q1 - 2009

Metal produced
Ag (oz) (2)	479,821	449,449	367,986
Zn (lb)	6,868,811	6,597,229	6,948,967
Pb (lb)	5,920,140	6,322,356	5,831,316
Cu (lb)	295,854	94,227	--

(1)   Ag recovery in Pb and Cu concentrate
(2)           Ag production in Pb and Cu concentrate

A NI 43 – 101 Technical Report dated August 11, 2009 on Reserves and Resources for the Caylloma Mine is available on the Company’s website at www.fortunasilver.com.

Qualified Person

Mr. Miroslav Kalinaj, P. Geo., is the Company’s Qualified Person as defined by National Instrument 43-101 and is responsible for the accuracy of the technical information in this news release.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma Silver Mine in southern Peru and the San Jose Silver-Gold Project in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza
President, CEO and Director
Fortuna Silver Mines Inc.

Symbol: TSX: FVI / Lima Stock Exchange: FVI

Investor Relations:
Management Head Office: Carlos Baca - Tel:  51.1.616.6060
Corporate Office:  Erin Ostrom - Tel:  604.484.4085

Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral exploration, uncertainties inherent in the calculation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.